Contact

www.linkedin.com/in/amanda-okyn-a58787b7 (LinkedIn)

Top Skills

Life & Health Licenses

Insurance Planning

Insurance Industry

Amanda Okyn

Licensed & Certified Health Insurance Agent

Boca Raton, Florida, United States

Experience

PCF Insurance Services

Licensed Insurance Agent

January 2018 - Present (7 years 8 months)

Florida, United States

Nightingale Nurses

Travel Nurse Recruiter

 - June 2024

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